December 26, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	PeerStream, Inc.

Registration Statement on Form S-1 (File No. 333-226003)

and Form 8-A (File No. 001-38717)

Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), PeerStream, Inc. (the “Company”) hereby requests the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-226003), together with all amendments and exhibits thereto (collectively, the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on June 29, 2018.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Company confirms that the Registration Statement has not been declared effective, and no securities have been or will be issued or sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

In addition, the Company requests the withdrawal of the Company’s Registration Statement on Form 8-A (File No. 001-38717), originally filed with the Commission on October 23, 2018, together with all amendments thereto (collectively, the “Form 8-A”), effective as of the date hereof or at the earliest practicable date hereafter.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Greg R. Samuel and Michael M. Pritchard at (214) 651-5645 and (214) 651-5037, respectively.

Very truly yours,

PEERSTREAM, INC.

By:	/s/ Alexander Harrington
Name:	Alexander Harrington
Title:	Chief Executive Officer

cc:	David Link, Securities and Exchange Commission
Brian McAllister, Securities and Exchange Commission
Craig Arakawa, Securities and Exchange Commission
Alexander Harrington, PeerStream, Inc.
Judy Krandel, Chief Financial Officer
Greg R. Samuel, Haynes and Boone, LLP
Michael M. Pritchard, Haynes and Boone, LLP